

Gamified Video Entertainment Platform
For the Fortnite Generation

BITMOVIO, INC.

NOVEMBER 2019

FOUNDING TEAM

Track-record in media tech, gaming, content, consumer internet and video streaming and blockchain



Simon Zhu
CEO & Co-founder

- Executive Board Director at Vobile (IPO in HKSE in 2018; Tech Emmy award in 2017)
- Directly worked with major studios and networks, i.e., Disney, WB, Netflix
- Earlier Scientist in Telecommunication with 20+ technical publications, 1 book chapter and 1 patent
- MBA from Stanford, MSEE from McMaster Univ., BSEE from Peking Univ.



Riz Virk
Chief Strategy Officer & Co-founder

- Executive Director, Play Labs @ MIT
- Co-founder/early investor at Tapfish, Sliver.tv, Theta Labs
- Founder of Bayview Films to produce indie films
- Msx from Stanford, BS in CS from MIT



Jerry Kowal
Chief Content Officer & Co-founder

- Former head of content strategy at Netflix & Amazon Prime Video
- SVP of BD and operations at Vadio Inc, SVP of Digital Media at Endemol Shine Group, Senior manager at CBS
- MBA from Stanford, JD and BBA from Univ. of Michigan










ADVISORY TEAM

Expertise in media tech, gaming, content, consumer internet and video streaming and blockchain



Bill Guttentag
Founding Advisor

Lecturer at Stanford Business School

Received 2 Oscars and 3 Emmy Awards with 5 additional nominations

His films have premiered at Sundance, Cannes, Tribeca, and Telluride film festivals



Sheau Ng
Advisor

- Former head of R&D, Technology and IP at NBCU
- Former CTO at GE and THX Ltd



Namrata Ganatra
Advisor

- Former Senior Director of Engineering at Coinbase
- Former head of engineering at Facebook Payment



David Lee
Advisor

- Partner with Michael Bay (Transformers, The Rock)
- Partner at B&C Group, a leading talent management & production company, connecting Korea, Hollywood and Silicon Valley



Sean Stone
Advisor

- American actor, film director, producer, cinematographer, screenwriter, and TV host
- Son of legendary Oscar-winning director Oliver Stone



Mitch Liu
Advisor

- Founder & CEO, Theta Labs and Sliver.tv
- Founder, Tapjob, Gameview Studio
- Stanford MBA, MIT

And more…









SIGNIFICANT OPPORTUNITY

Digital media consumption evolves towards **community** and **freemium** model, as is exemplified by *Fortnite* and Free-to-play games



Fortnite Has Nearly 250 Million Registered Players; 10.8 Million Concurrent Players at Its Peak

Pranay Parab, 21 March 2019

Notably, Fortnite, too, has become a place where you don't just go to play — but rather "hang out." For kids and young adults, the game has replaced the mall or other parts of the city where kids and teens just go to

Free to play games rule the entertainment world with $88 billion in revenue

Devin Coldewey @techcrunch / 2 months ago

80% of all digital game revenue!

- Virtual goods
- In-app purchase
- Social interaction

Netflix views *Fortnite* as a bigger threat to it than HBO!

DIGITAL VIDEO IS STILL PLAYING CATCH-UP

…but existing digital video platforms are fiercely competing with older subscription or advertising model, creating walled gardens and lacking interactivity/community



1970 – HBO HOME BOX OFFICE – Golden age of cable, until cord-cutting

HOME > DIGITAL > NEWS JULY 24, 2018 3:00AM PT

Cord-Cutting Keeps Churning: U.S. Pay-TV Cancelers to Hit 33 Million in 2018 (Study)

By TODD SPANGLER

2007 – NETFLIX – Flood of subscription streaming services

20,037 views | Aug 8, 2017, 05:48pm

Disney Accelerates Purchase Of BAMTech And Announces Streaming Service With ESPN

Maury Brown Contributor
SportsMoney
20+ Yr Sports Biz Reporter, National Baseball Writer, BBWAA Member

$3.75B

2014 – PLUTO TV – Free works too!

Viacom acquires Pluto TV streaming service for $340 million

Aims to attract a younger audience and monetize old content

By Jon Porter | @JonPorty | Jan 23, 2019, 4:48am EST

2018 – Freemium & gamification

BITMOVIO

PROBLEMS IN DIGITAL VIDEO ECOSYSTEM

Incumbents chasing subscription (Netflix) and advertising (YouTube) model, with limited interactivity & community, lack of monetization & data transparency

"Independent" Content Creator



~15,000 submitted; ~200 accepted; ~100 distributed

Guarded by *centralized* & *powerful* Intermediaries

It's time for Netflix to release its viewership data

Ratings are going public either way, so it might as well be proactive

By Jamieson Cox | Jun 30, 2016, 9:07am EDT

YouTube tightens rules around what channels can be monetized

Channels will need 4,000 hours of annual viewing time and over 1,000 subscribers

By Chris Welch | @chriswelch | Jan 16, 2018, 6:53pm EST

THE GOLDEN AGE OF YOUTUBE IS OVER

The platform was built on the backs of independent creators, but now YouTube is abandoning them for more traditional content

By Julia Alexander | Apr 5, 2019, 9:31am EDT

Consumer

HOME > DIGITAL > NEWS   AUGUST 17, 2018 11:33AM PT

Netflix Has Deleted All User Reviews From Its Website

HATE ADS ON FACEBOOK? THEY'RE ABOUT TO GET WORSE

BY ADAM LEVY ON 2/19/17 AT 11:10 AM

BITMOVIO

THE SOLUTION

BitMovio, gamified video streaming platform based on freemium model enabled by virtual currency and blockchain

Decentralized **YouTube** and **PATREON**

based on freemium model and powered by blockchain



- Content Economics

- Gamification & Engagement

- Trust & Transparency

BITMOVIO

Gamified Video Entertainment

Stand aside SVOD and AVOD. Here comes Game-VOD.



Advertiser
Content Creator
Fans
BITMOVIO
Content Delivery Network
Decentralized CDN & IPFS
Ethereum Blockchain & ERC20 Token
In-Platform Virtual Currency
Data Science & Recommendation
Reporting & Analytics

Hybrid infrastructure to enable best **experience/adoption** and **decentralization/scalability**

- *Video form factor*: VOD, live streaming, and premiere
- *Community*: real-time chat, on-screen bullet chat, comments with rewards, direct 1-to-1 message, leader boards and more
- *Monetization*: tipping/gifting, micro-transaction, advertising, subscription; MoviBits virtual currency (a.k.a. Twitch Bits in steroid) and cryptocurrency
- *Incentivization*: reward video ads, sign-up and referral rewards, engagement based rewards, and more

BITMOVIO

Business Model

Transforms how content is monetized, how content creators are paid, how content creators and fans engage, and how attention is rewarded



BitMovio
Revenue Sharing
20% of All Consumer or Ad Spending
Earn tokens
Pay to unlock premium content
Publish or live stream existing content
Receive payments and fans
Earn tokens
Tip/gift favorite creators
Submit ideas for crowdfunding
Receive pre-payments and fans
Earn tokens
Subscribe to support favorite creators
Sponsor creators or consumers
Increased brand awareness or sale
Pre-pay to help fund new production
Earn tokens

BITMOVIO

Open Beta in Web, iOS and Android



BITMOVIO
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BITMOVIO
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SHARE THIS CODE WITH FRIENDS
When they sign up a new account with this code, you will get 750 MoviBits and they will get 500 MoviBits instantly!
YOUR CODE
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More Details

Multi-currency eWallet
(crypto & virtual currency)

Interactive engagement
(live, VOD, premiere)

Rewards & incentivization
(watch & earn, sign-up/referral rewards, leaderboards, and more)

BITMOVIO

MARKET SIZE

Consumer appetite for video entertainment keeps increasing, especially with 5G availability!



CONSUMER INTERNET VIDEO TRAFFIC
(PB PER MONTH)

81%

Year	Value
2017	57,116
2018	75,109
2019	98,182
2020	125,853
2021	159,161

81% of all consumer IP traffic will be video in 2021
(Source: Cisco Virtual Networking Index, Digital TV Research)



Average time spent globally watching online video by device

In minutes per day

37% increase

■ Mobile devices   ■ Desktop/non-mobile

Source: Zenith

recod

Online Video Entertainment: $90B worldwide with 12% CAGR!

Initial Content Vertical

6,500+ hours of content in gaming, sports, sci-fi/fantasy, horror/thriller,5paranormal, news & politics and other niche genres with devoted fan base!

Gaming/ eSports
Para- normal
Decentralized YouTube/Twitch and Patreon
Sci-Fi/ Fantasy
Horror/ Thriller



MARTECHSERIES
Marketing Technology Insights

BitMovio Adds Programming from The Young Turks to Its Streaming Video Entertainment Marketplace

streaming media.com

Diagonal View to Bring Over 1,500 Hours of Content and 15 million Fans from Its Popular YouTube Channels to BitMovio's Blockchain-Enabled Video Entertainment Marketplace



BlockchainNews

BitMovio adds over 600 hours of Endemol Shine content to video marketplace

Editor | 17 April 2019

VentureBeat

BitMovio offers gamified rewards for viewing streaming videos

DEAN TAKAHASHI @DEANTAK MARCH 7, 2019 5:30 AM



WPT WORLD POKER TOUR BITMOVIO

HOME / NEWS /

WPT® ANNOUNCES PARTNERSHIP WITH BITMOVIO TO AIR SEASONS XII AND XIII

Feb 19, 2019

HNN HORRORNEWS.NET

BITMOVIO SETS OUT TO GROW HORROR FILM GENRE WITH SPONSORSHIP OF HORROR FILM FESTIVAL AND SERIES OF NEW CONTENT PARTNERSHIPS

Mike Joy 10/20/2018 News



Flipboard

BitMovio Announces New Partnerships for its Video Entertainment Platform with Arrow Storm Entertainment, Black Apple Talent, Elation Media, Fourth Media, and ImAirTV

gamasutra.com - www.gamasutra.com











EndemolShine Group | GUNPOWDER & SKY | 1091 | WPT WORLD POKER TOUR | THE YOUNG TURKS | DIAGONAL VIEW | sky

Strong Adoption in Targeted Vertical

6,500+ hours of content, collectively with over 30M followers on YouTube and other social platforms!

      



DUST: the first multi-platform destination for binge watchable sci-fi.

SUBSCRIBE 1.1M



Alter: The most provocative minds in horror bring you two new short films every week exploring the human condition.

SUBSCRIBE 480K



All Time Gaming: the best channel for hilariously controversial gaming lists and podcasts.

SUBSCRIBE 424K



ThnxCya: Games include Minecraft, Roblox, Hello Neighbor, Granny, ARK and many many more games!

SUBSCRIBE 1.53M



The Young Turks: The Largest Online News Show in the World. Hosted by Cenk Uygur & Ana Kasparian.

SUBSCRIBE 4.48M



TYT Conversation: Cenk Uygur sits down for quick but substantive interviews with political and cultural thought leaders from around the US and the world.

SUBSCRIBE 126K



The Damage Report: Every week John Iadarola recaps some of the most interesting news stories covering politics, world events, entertainment, tech, and more!

SUBSCRIBE 234K



Rebel HQ: The central hub of the progressive movement.

SUBSCRIBE 232K



TYT Sports: We discuss all the most important breaking news in sports world and offer in-depth coverage of soccer, the NFL, NBA, UFC, and more

SUBSCRIBE 422K



Football Daily: the home of football where you'll find: Winners & Losers, Viral Footy News, Top 10s & more!

SUBSCRIBE 1.6M



All Time Movies: we make videos about ANYTHING to do with film and TV!

SUBSCRIBE 748K



Draw The Life TikTak: brings you the best Draw My Life videos! Lifes and histories with only a whiteboard and a marker pen.

SUBSCRIBE 453K



Strong Adoption in Targeted Vertical

6,500+ hours of content, collectively with over 30M followers on YouTube and other social platforms!



All time Conspiracies: videos about the most fascinating conspiracy theories.

SUBSCRIBE 1.8M



101 Facts: brings you an unholy number of facts of varying quality about the topics you might like! & Mysteries.

SUBSCRIBE 445K



All Time 10s: We are Alltime10s and we aim to bring you the most informative, fascinating and engaging top 10 videos

SUBSCRIBE 5.6M

Debunked: investigates the world's biggest myths, the misconceptions that so many people still think are facts

SUBSCRIBE 380K



Top5s: cover some of the most interesting subjects in the world! From History & Facts to Paranormal & Mysteries.

SUBSCRIBE 3.1M



Fade2Black: a collection of broadcasts of FADE TO BLACK w/ Jimmy Church

SUBSCRIBE 95K



Forbidden Knowledge News: ancient aliens, Anunnaki, elite evil in control, Illuminati, cover-ups, Planet X, etc.

SUBSCRIBE 15K



The Grimerica Show: A loose cannon podcast featuring casual conversations with whomever we deem interesting!

SUBSCRIBE 7.6K



UFOmania - The truth is out there: there are strange things out there

SUBSCRIBE 423K



The Paranormal Files: web series which explores all things paranormal, including spirits, religion, cryptids and even extraterrestrials.

SUBSCRIBE 349K



UFO CHRONICLES: a place where people can share their experiences of the strange and unexplained.

SUBSCRIBE 1.1K



Podcast UFO: an interactive weekly audio podcast pertaining to UFOs and Unidentified Aerial Phenomena.

SUBSCRIBE 10K

AND MORE...

BITMOVIO

Testimony



- Open beta in 03/2019 (VentureBeat)
- Onboarded 6,500+ hours of premium content (Premium UGC & film/TV)
- 250+ channels/creators
- 13K registered users with daily engagement time of 20~25 min



Fund Your E-Wallet
DEPOSIT
MoviBits
BUY
PLAY
NOSFERATU
B.O.O.S.T.
Trending
Gamers
Streamers
Shorts
Movies & TV
My Library

"We are always looking for new ways to deliver our programming to our more than **10M DUST and ALTER fans**... Partnering with BitMovio, as a **cutting-edge and forward-looking new video platform**, is a natural fit for us and we are excited for our brands and audiences to start using the platform."

Floris Bauer, president of Gunpowder & Sky

"**BitMovio shares our vision of enabling creators to develop bespoke pieces of content and then build an engaged fan base anywhere online.** They bring an innovative approach to managing, distributing and monetizing video content that allows us to drive new revenue streams while building new fan bases on the BitMovio platform."

Matt Heiman, MD of Diagonal View

"The video streaming industry continues to grow in prominence and the World Poker Tour is **proud to air its television show on BitMovio, a new industry force**. We are thrilled to enable BitMovio viewers the opportunity to enjoy episodes of the World Poker Tour from wherever they may reside across the globe."

Adam Pliska, CEO of the World Poker Tour

"**YouTube demonetizes almost every video and I'm desperately seeking a good platform**… understand this is a very new platform and I hope it takes off. I will continue to work with this platform because honestly there are no other options."



Forbidden Knowledge News



White-label Solution



Cross-platform
consumer support



Multi-currency
eWallet Management



Freemium Business
Model



Hybrid Streaming
Infrastructure

Upfront Set-up Fee + Revenue Sharing



- MIT summer accelerator
- Pre-seed round 1
- Direct-to-consumer MVP private launch

2018

- Pre-seed round 2
- Direct-to-consumer product open beta
- eWallet support Ether and MoviBits virtual currency with credit card/in-app purchase

Q1 2019

- Additional monetization & gamification model (ads, tip, microtransaction, reward video ads etc)
- System scalability and stability

Q2 2019

- Watch & earn; refer & earn gamification
- Content and consumer onboarding/adoption
- Established Singapore entity for Asia market & blockchain

Q3 2019

- Theta Network dCDN integration
- MVBIT token introduction
- White-label solution architecting

Q4 2019

$1.2M raised from top-tier venture firms and angel investors in the Silicon Valley, New York and Boston










Seed-extension for scale and market expansion



Use of Proceeds
- Product Development — 35%
- Content Funding — 30%
- Sales & Marketing — 20%
- Legal & Admin — 15%



Gamified Video Entertainment Platform
for the *Fortnite* Generation

Contact us to learn more

Simon Zhu, CEO & Cofounder
simon@bitmov.io

www.bitmov.io


Dynamic Monetization
Application
Static Monetization
Protocol
Conventional
Blockchain
patreon
twitch
amazon
YouTube
hulu
NETFLIX
BITMOVIO
BREAKER
TATATU
LBRY
STEEM
THETA
NETWORK
ethereum